SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2024

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

______________

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes ☐                         No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Yes ☐                          No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information about our public disclosures regarding our results of operations and financial condition for the quarter ended June 30, 2024.

On July 27, 2024, we announced our results of operations for the quarter ended June 30, 2024. We issued a press release announcing our results under International Financial Reporting Standards (“IFRS”), IFRS Unaudited Consolidated Financial Results, Ind AS Unaudited Consolidated Financial Results with Limited Review report and Ind AS Unaudited Standalone Financial Results with Limited Review report for the quarter ended June 30, 2024, a copy of which is attached to this Form 6-K as Exhibit 99.1 , 99.2 , 99.3 and 99.4 respectively.

We have also made available to the public on our web site, www.drreddys.com, the following: IFRS Unaudited Consolidated Financial Results, Ind AS Unaudited Consolidated Financial Results and Ind AS Unaudited Standalone Financial Results for the quarter ended June 30, 2024.

Exhibits

Exhibit Number	Description of Exhibits

99.1	Press Release, “Dr. Reddy’s Q1 FY2025 Financial Results”, July 27, 2024.

99.2	IFRS Unaudited Consolidated Financial Results for the quarter ended June 30, 2024.

99.3	Ind AS Unaudited Consolidated Financial Results for the quarter ended June 30, 2024.

99.4	Ind AS Unaudited Standalone Financial Results for the quarter ended June 30, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: July 27, 2024	By:	/s/ K Randhir Singh
		Name:	K Randhir Singh
		Title:	Company Secretary & Compliance Officer

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